UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Melinta Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58549G 100

(CUSIP Number)

Anna Kim, Esq.

Vatera Healthcare Partners LLC

c/o Vatera Holdings LLC

499 Park Ave, 23rd Floor

New York, NY 10022

(212) 590-2950

With a copy to:

Gordon R. Caplan, Esq.

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 58549G 100	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Healthcare Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,729,459
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,729,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 21.9 million shares of Common Stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 8-K dated November 3, 2017.

CUSIP No. 58549G 100	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vatera Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,729,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,729,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculations are based upon approximately 21.9 million shares of Common Stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 8-K dated November 3, 2017.

CUSIP No. 58549G 100	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Ferro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,729,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,729,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,729,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculations are based upon approximately 21.9 million shares of Common Stock of the Issuer outstanding as of November 3, 2017, as reported in the Issuer’s Form 8-K dated November 3, 2017.

CUSIP No. 58549G 100	Page 5 of 6 Pages

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 3, 2017 (the “Original Schedule 13D” and, collectively with the Amendment, the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Melinta Therapeutics, Inc. (the “Issuer”), whose principal executive offices are located at 300 George Street, Suite 301, New Haven, CT 06511. Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On November 28, 2017, the Issuer entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with The Medicines Company, a Delaware corporation (“MedCo”), pursuant to which the Issuer will acquire the capital stock of certain subsidiaries of MedCo and certain other assets related to MedCo’s infectious disease business unit.

Concurrently with the execution of the Purchase Agreement, certain stockholders of the Issuer, including Vatera Healthcare, entered into a Voting Agreement (the “Voting Agreement”) with MedCo, pursuant to which, among other things, the Reporting Persons agreed to vote their shares of Common Stock in favor of the transactions contemplated by the Purchase Agreement.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is incorporated by reference herein. The Voting Agreement is attached as Exhibit 4 to this Amendment.

In connection with the Purchase Agreement, Vatera Healthcare entered into an equity commitment letter (the “Equity Commitment Letter”) with the Issuer, pursuant to which Vatera Healthcare has committed to purchase 2,000,000 shares of Common Stock for a purchase price per share of $13.50, representing 90% of the closing price for the Common Stock on November 28, 2017. In addition, pursuant to the Equity Commitment Letter, Vatera Healthcare or its assignees have the option to purchase an additional $10 million of shares of Common Stock at a price per share equal to 90% of the volume weighted average price for the 10 trading day period ending three trading days prior to the closing of the transactions contemplated in the Purchase Agreement.

The foregoing description of the Equity Commitment Letter does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Equity Commitment Letter, which is incorporated by reference herein. The Equity Commitment Letter is attached as Exhibit 5 to this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As described in Item 4 above, on November 28, 2017, Vatera Healthcare entered into the Voting Agreement and an Equity Commitment Letter in connection with the Purchase Agreement.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit Number	Description

4.	Voting Agreement, dated as of November 28, 2017, by and among MedCo, Vatera Healthcare, LUPA GmbH, JWC Rib-X LLC, Malin Life Sciences, Falcon Flight LLC and Quaker Bioventures II, LP

5.	Equity Commitment Letter, dated as of November 28, 2017, by and between the Issuer and Vatera Healthcare.

CUSIP No. 58549G 100	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 29, 2017

VATERA HEALTHCARE PARTNERS LLC

By:	Vatera Holdings LLC, its Manager

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

VATERA HOLDINGS LLC

	By:	/s/ Kevin Ferro
Name: Kevin Ferro
Title: Chief Executive Officer, Chief Investment Officer and Managing Member

/s/ Kevin Ferro
Kevin Ferro